July 17, 2015

Tom Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Crowd 4 Seeds, Inc.

Registration Statement on Form S-1
Filed March 25, 2015
File No. 333-202970

Dear Mr. Kluck,

Crowd 4 Seeds, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated July 8, 2015. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1.	We note your response to comment 2 of our letter dated June 8, 2015 and we reissue in part our prior comment. As you note in your response, resale of securities initially issued by a shell company can be resold through a resale registration statement. However, we note that the company currently appears to be a shell company and individuals who receive shares from a shell company are considered underwriters in connection with any resale of those shares; thus, the selling shareholders must be identified as underwriters in the prospectus and the offering must be conducted at a fixed price for the duration of the offering. Please revise accordingly the related disclosures.

The following disclosure has been added to the prospectus:

"In addition, our selling shareholders are offering 1,804,000 shares of the Company at a fixed price of $0.10 per share for the duration of the offering. The selling shareholders are deemed “underwriters” within the meaning of the Securities Act of 1933, as amended ("the Securities Act"), with respect to the securities offered hereby. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act".

Risk Factors

Crowd 4 Seeds is and will continue to be completely dependent on the services of our president and chief executive officer, Itzhak Ostashinsky … page 6

2.	Please revise or include a separate risk factor to discuss the risk to the company if Mr. Ostahinsky sells in this offering all of the shares he holds.

Mr. Ostashinsky has no intention to give up control of the Company. Therefore, we will include only 1,000,000 of his shares in this offering. Disclosures have been revised in the registration statement to indicate that. Therefore, the risk factor mentioned in comment #2 is not needed.

The Offering, page 16

3.	We note that Mr. Itzhak Ostashinsky, president and director, holds 8,250,000 shares of the company’s common stock and is offering all of these shares for resale in this registration statement. We also note that Mr. Ostashinsky will attempt to sell 5,000,000 shares in the self underwritten offering by the company. Please advise how Mr. Ostahinsky will determine whether to sell the shares he holds or the shares for the company to potential purchasers.

As indicated in our response to comment #2, we will include only 1,000,000 of Mr. Ostashinsky's shares in this offering. The sale of the 5,000,000 shares to be offered by the Company will have priority over the sale of Mr. Ostashinsky's shares.

Description of Business

Company Overview, 23

4.	We note your response to comment 6 of our letter dated June 8, 2015. Please discuss how the company will comply with Section 5 of the Securities Act when presenting the securities offerings by the startups on the company’s website.

The following disclosure has been added:

"Should we register as a broker-dealer in the U.S., only Accredited Investors, as such term is defined under Rule 501 of the Securities Act of 1933, as amended, will be allowed to have access to offering materials posted on our website. The website will ask any U.S. Person trying to gain access to offering materials to confirm its/his/her Accredited Investor status and to indicate which of such status alternatives is applicable to it/him/her. Non-Accredited Investors will not be able to gain access to the offering materials. Offers and sales to Accredited Investors will be made in reliance on the exemption provided by Rule 506(c) under the Securities Act of 1933, as amended. All securities, whether issued to U.S. Persons or not, will bear a legend indicating that the securities are "restricted securities" and may not be sold in the U.S. absent an effective registration statement under the Securities Act covering the resale of such securities or an available exemption from such registration requirement".

Principal Shareholders, page 29

5.	Please revise the table to discuss Mr. Itzhak Ostashinsky’s ownership if he sells all of the shares he holds in this offering.

No revision has been made as Mr. Ostashinsky is offering only 1,000,000 shares as indicated in our response to comment #2.

Financial Statements

6.	Please update your financial statements as of a date not more than 134 days prior to the date of effectiveness.

The financial statements have been updated to June 30, 2015.

Exhibit 23.1

7.	Please include a consent from your auditors in your next amendment.

A consent from our auditor has been included.

* * * * *

We acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the Amended S-1; and

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Itzhak Ostashinsky, President and Chief Executive Officer, at + (972) 50-7844477 or Lior Ostashinsky, Legal Counsel, at + (972) 50-5485348 if you have questions or need additional information.

Sincerely,

Crowd 4 Seeds, Inc.

/s/ Itzhak Ostashinsky

Itzhak Ostashinsky, President & CEO